UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-29660

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

SUREWEST KSOP

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUREWEST COMMUNICATIONS

8150 INDUSTRIAL AVENUE, BUILDING A

ROSEVILLE, CALIFORNIA 95678

SUREWEST KSOP

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

As of December 31, 2010 and 2009 and

For the Year Ended December 31, 2010

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee

SureWest KSOP

We have audited the accompanying statement of net assets available for benefits of the SureWest KSOP (the “Plan”) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SureWest KSOP as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Perry-Smith LLP

June 14, 2011

SUREWEST KSOP

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

	2010	2009

ASSETS

Investments at fair value (Notes 3 and 4):
Mutual funds	$61,465,341	$53,850,443
Common collective trust	8,174,510	7,258,585
SureWest Communications common stock	6,988,427	7,443,048

	76,628,278	68,552,076

Receivables:
From broker for securities sold	16,670	47,328
Notes receivable from participants	1,377,775	1,167,198

Total receivables	1,394,445	1,214,526

Total assets	78,022,723	69,766,602

LIABILITIES

Due to broker for securities purchased	13,711	22,423

Net assets available for benefits at fair value	78,009,012	69,744,179

Adjustment from fair value to contract value for common collective trust	(321,897)	(156,917)

Net assets available for benefits	$77,687,115	$69,587,262

See accompanying notes to the financial statements.

SUREWEST KSOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2010

ADDITIONS

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$1,492,961
Net appreciation in fair value of investments (Note 3)	5,882,375

Total investment income, net	7,375,336

Interest income from notes to participants	68,949

Contributions:
Participants	4,331,252
Employer	2,860,803
Rollover	4,778

Total contributions	7,196,833

Total additions	14,641,118

DEDUCTIONS

Deductions from net assets attributed to:
Benefits paid to participants	6,534,975
Administrative expenses	6,290

Total deductions	6,541,265

Net increase	8,099,853

Net assets available for benefits:
Beginning of year	69,587,262

End of year	$77,687,115

See accompanying notes to the financial statements.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS

1.            DESCRIPTION OF THE PLAN

General

The SureWest KSOP (the “Plan” or “KSOP”) is a defined contribution plan established by SureWest Communications (“SureWest” or the “Company”) effective January 1, 1999.  All employees of SureWest and participating subsidiaries are immediately eligible to participate in the Plan upon hire.

The Administrative Committee of the Company’s Board of Directors (“Administrative Committee”) has the responsibility for the general operation of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Vanguard Fiduciary Trust Company (“Vanguard”) serves as the Custodian and third party administrator of the Plan.  The Plan has two features, a “Stock Bonus” feature and an “Employee Stock Ownership” feature, qualifying under Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code” or “IRC”). The KSOP also allows for after-tax Roth elective deferrals as part of the Plan.

The following description of the Plan provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

Contributions

Eligible participants may make pretax salary deferral contributions in any whole percentage up to 50% of pretax annual eligible compensation, subject to certain Internal Revenue Code limitations.  Participants may also elect to make salary deferral contributions on an after-tax basis in any whole percentage increments, subject to certain limitations defined by the Plan.  These contributions are designated as Roth elective deferral contributions or after-tax contributions by the participant.

The Company makes a matching contribution equal to 100% of the participant’s pretax and after-tax elective contributions, up to a maximum of 6% of the participant’s compensation.  Participants begin receiving the Company’s matching contribution when they enter the Plan and must have completed one year of service in order to be fully vested in the Company’s matching contribution.  Company contributions are subject to certain IRC limitations.

Participants may also contribute assets to the Plan that qualify as rollover contributions from other qualified plans within the meaning of the Code.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s pretax and after-tax elective contributions, allocation of the Company’s matching contribution, allocation of Plan earnings, and charged with withdrawals, allocations of Plan losses and administrative expenses.  Employer matching contributions are allocated to participants based on the participant’s elective contributions.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance at the date of distribution.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

1.            DESCRIPTION OF THE PLAN (Continued)

Participant Investment Options

Participants direct the investment of their contributions among any or all of the investment options offered by the Plan.  Participants may change their investment options at any time through Vanguard.

Notes Receivable from Participants

Participants may borrow from their fund accounts in the form of a loan with a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Participants are allowed to have two outstanding loans at any given time; one general purpose loan and one residential loan.  Loan transactions are treated as transfers between the investment fund and participant loan fund.  Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%.  Principal and interest is paid through bi-weekly payroll deductions.

Vesting

Participants are immediately vested in their pretax and after-tax elective contributions, rollover contributions and actual earnings thereon.  Participants vest in Company matching contributions after one year of service.

Payment of Benefits

Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum distribution equal to the value in his or her account.  Distributions for the value of a participant’s account invested in the SureWest Company Stock Fund are made in the form of the Company’s common stock plus cash for any fractional shares or, if a participant elects, in cash as provided by the Plan Document.  Participants may also elect to receive in-service distributions on account of hardship or after attaining age 59½.  Cash dividends paid, if any, on SureWest common stock and allocated to participant accounts may be paid to participants in cash at the determination of the Administrative Committee or reinvested in the SureWest Company Stock Fund.

As of December 31, 2010 and 2009, there were no benefits payable to participants that had elected to withdraw from the Plan but had not yet been paid.

The following amounts were distributed to participants or their beneficiaries during the year ended December 31, 2010:

Shares of SureWest common stock	$272,566
Cash	6,262,409
$6,534,975

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

1.            DESCRIPTION OF THE PLAN (Continued)

Forfeitures

Forfeited balances, including terminated participants’ nonvested accounts, are used to reduce future Company matching contributions.  Unallocated forfeited balances were $14,288 and $9,370 as of December 31, 2010 and 2009, respectively, and forfeitures used to reduce Company contributions were $20,000 in 2010.

Administrative Expenses and Services

The Company provides accounting and other administrative services for the Plan at no charge.  Investment fund administrative expenses are paid by the Plan.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.  All shares for which the Trustee has not received timely participant directions shall be voted in the same proportion as the shares for which the trustee received timely directions, as defined in the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their account balances.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2010 and 2009.  Delinquent participant loans are reclassified as distributions based on the terms of the Plan document.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Investments

Included in investments at December 31, 2010 and 2009 are shares of the Plan Sponsor’s common stock with a market value of $6,988,427 and $7,443,048, respectively.  The investment represents approximately 9% and 11% of total investments at December 31, 2010 and 2009, respectively.

The Plan invests in various securities including SureWest common stock that, in general, are exposed to various risks such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statement of net assets available for benefits.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for additional discussion of fair value measurements.

Common collective trust funds with underlying investments in investment contracts are valued based on the net asset value of the trust. These investments are recorded at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statement of Net Assets Available for Benefits presents common collective trust funds at fair value as well as the related adjustment from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation (depreciation) of investments and net realized gains and losses on the sale of investments during the period.

Management fees and operating expenses charged to the Plan for investments in shares of registered investment companies (mutual funds) are deducted from income earned on a daily basis. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments and are not separately reflected.

Benefits

Benefits are recorded when paid.

Reclassifications

Certain amounts shown in the prior year have been reclassified to conform to the current year presentation.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

Subsequent events have been evaluated for inclusion in the accompanying financial statements through the date of issuance.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 amends Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to require additional disclosures regarding fair value measurements. Specifically, ASU 2010-06 requires additional information regarding (i) the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis, (ii) the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers and (iii) the reasons for any transfers in or out of Level 3. In addition to these new disclosure requirements, ASU 2010-06 also amends ASC 820 to further clarify existing guidance pertaining to the level of disaggregation at which fair value disclosures should be made and the requirements to disclose information about the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.  ASU 2010-06 is effective for annual reporting periods beginning after December 15, 2009, except for item (i) above which is effective for fiscal years beginning after December 15, 2010. Our adoption of this guidance did not have a material impact on the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962)-Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”).  ASU 2010-25 requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance plus any accrued but unpaid interest.  Previously, participant loans were measured at fair value and classified as investments.  This guidance is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively.  The adoption of this guidance did not have a material effect on the Plan’s financial statements.  Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new pronouncement.  The adoption resulted in the reclassification of participant loans totaling $1,377,775 and $1,167,198 from investments to notes receivable as of December 31, 2010 and 2009, respectively.  There was no impact to the nets assets available for benefits as of December 31, 2010 and 2009, as a result of the adoption.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820) — Fair Value Measurement (“ASU 2011-04”).  ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements.  ASU 2011-04 is effective for annual reporting periods beginning after December 15, 2011.  The Company is currently evaluating the impact this update will have on the Plan’s financial statements.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

3.                                    INVESTMENTS

The Plan’s investments are held in trust by Vanguard.  The Plan’s trust agreement requires the Trustee to invest the Plan’s assets into various fund options as directed by each participant.

Investments that represented 5% or more of the fair value of the Plan’s net assets were as follows:

	December 31,
	2010	2009

Vanguard 500 Index Fund Investor Shares	$9,824,689	$8,544,007
Vanguard Retirement Savings Trust	8,174,510	7,258,585
Vanguard Capital Opportunity Fund	7,991,305	8,337,997
Western Asset Core Plus Bond Portfolio	7,318,368	5,500,112
Vanguard Target Retirement 2015 Fund	7,243,576	7,021,455
SureWest common stock	6,988,427	7,443,048
American Funds EuroPacific Growth Fund	6,128,501	6,149,951
Vanguard Target Retirement 2040 Fund	5,473,895	4,513,715
Other investments	17,485,007	13,783,206
Total	$76,628,278	$68,552,076

The Plan’s investments, including investments purchased, sold and held during the year, appreciated in fair value as follows:

Year Ended
December 31,
2010

Shares of SureWest common stock	$486,442
Shares of registered investment companies	5,395,933
$5,882,375

4.            FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

The Plan’s assets and liabilities measured at fair value are categorized within three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.  Valuations within these levels are based upon:

Level 1 — Quoted market prices for identical instruments traded in active exchange markets.

Level 2 — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable or can be corroborated by observable market data.

Level 3 — Model-based techniques that use at least one significant assumption not observable in the market.  These unobservable assumptions reflect the Plan’s estimates of assumptions that market participants would use on pricing the asset or liability.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

4.            FAIR VALUE MEASUREMENTS (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, the level in the fair value hierarchy has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.  The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Assets Recorded at Fair Value

There were no changes in the valuation techniques used during 2010.  The following table presents information about the Plan’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009:

	December 31, 2010
	Total	Level 1	Level 2	Level 3
Mutual funds:
Balanced funds	$26,606,055	$26,606,055	$—	$—
Bond funds	7,318,368	7,318,368	—	—
Domestic stock funds	21,367,175	21,367,175	—	—
International stock funds	6,128,501	6,128,501	—	—
Money market fund	45,242	45,242	—	—
Common stock	6,988,427	6,988,427	—	—
Common collective trust	8,174,510	—	8,174,510	—
	$76,628,278	$68,453,768	$8,174,510	$—

	December 31, 2009
	Total	Level 1	Level 2	Level 3
Mutual funds:
Balanced funds	$23,339,619	$23,339,619	$—	$—
Bond funds	5,500,112	5,500,112	—	—
Domestic stock funds	18,840,982	18,840,982	—	—
International stock funds	6,149,951	6,149,951	—	—
Money market fund	19,779	19,779	—	—
Common stock	7,443,048	7,443,048	—	—
Common collective trust	7,258,585	—	7,258,585	—
	$68,552,076	$61,293,491	$7,258,585	$—

The Plan’s valuation methodology used to measure the fair values of mutual funds and common stock were derived from quoted market prices as substantially all of these instruments have active markets.  The Company’s common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the Plan year.  Shares of registered investment companies are reported at fair value based on the quoted market price of the fund, which represents the net asset values on the last business day of the Plan year.  Shares of the institutional money market account, which are included in mutual funds, are valued at cost plus accrued interest, which approximates fair value.

The Common Collective Trust (Vanguard Retirement Savings Trust) is a stable value fund which invests primarily in synthetic insurance contracts that are backed by bond trusts and in traditional investments issued by insurance companies and commercial banks.  The fund seeks to provide current and stable income while maintaining a constant net asset value of $1 per share. There are currently no redemption restrictions on this investment. Common collective trust funds are valued

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

4.            FAIR VALUE MEASUREMENTS (Continued)

based on the net asset value of the trust, which is determined based on the underlying investments as traded in an exchange and active market. These investments are recorded at fair value; however, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan Administrative Committee believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers in or out of Levels 1, 2 or 3 during the years ended December 31, 2010 and 2009.

The Plan did not have any assets or liabilities measured at fair value on a non-recurring basis at December 31, 2010 and 2009.

5.            PARTY-IN-INTEREST TRANSACTIONS

The Plan’s investments, which currently consist of shares of SureWest common stock and shares of various registered investment companies, are managed by Vanguard. Because the Plan covers substantially all full-time employees of SureWest, and because Vanguard serves as trustee of the Plan, these investments constitute transactions with parties-in-interest.

During the years ended December 31, 2010 and 2009, the Plan purchased 163,718 and 104,057 shares of SureWest common stock with an aggregate cost of $1,208,486 and $1,064,334, respectively.  In addition, during the years ended December 31, 2010 and 2009, the Plan sold 217,232 and 99,377 shares of SureWest common stock, respectively, with an aggregate fair value at the date of sale of $1,885,254 and $1,162,185, respectively.  No dividends were received from SureWest during the years ended December 31, 2010 and 2009.

6.            FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 2003, that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code.  Although the Plan has been amended since receiving the determination letter, the Plan’s management and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan continues to be tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan.  Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.  With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2007.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

7.            RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following are reconciliations of total investments, total receivables and nets assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2010	2009
Total investments per the financial statements	$76,628,278	$68,552,076
Add: Notes receivable from participants	1,377,775	1,167,198
Total investments per the Form 5500	$78,006,053	$69,719,274

	December 31,
	2010	2009
Total receivables per the financial statements	$1,394,445	$1,214,526
Less: Notes receivable from participants	(1,377,775)	(1,167,198)
Total receivables per the Form 5500	$16,670	$47,328

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$77,687,115	$69,587,262
Adjustment from fair value to contract value for common collective trust	321,897	156,917
Net assets available for benefits per the Form 5500	$78,009,012	$69,744,179

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500:

Year Ended
December 31,
2010
Total additions per the financial statements	$14,641,118
Net change in adjustments from fair value to contract value for common collective trust	164,980
Total income per the Form 5500	$14,806,098

SUPPLEMENTAL SCHEDULE

SUREWEST KSOP

EMPLOYER IDENTIFICATION NUMBER:  HF-68-0365195

PLAN NUMBER: 003

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010

		(c)
		Description of
	(b)	Investment, Including
	Identity of Issuer,	Maturity Date, Rate of	(e)
	Borrower, Lessor	Interest, Collateral,	Current
(a)	or Similar Party	Par or Maturity Value	Value

*	Vanguard Prime Money Market Fund	45,242 shares	$45,242

	Common Stock:
*	SureWest Communications	653,124 shares, no par value	6,988,427

	Common Collective Trust:
*	Vanguard Retirement Savings Trust	8,174,510 shares	8,174,510

	Registered Investment Companies:
*	Vanguard 500 Index Fund Investor Shares	84,827 shares	9,824,689
*	Vanguard Capital Opportunity Fund	240,412 shares	7,991,305
	Western Asset Core Plus Bond Portfolio	678,884 shares	7,318,368
*	Vanguard Target Retirement 2015 Fund	583,219 shares	7,243,576
	American Funds EuroPacific Growth Fund	148,139 shares	6,128,501
*	Vanguard Target Retirement 2040 Fund	254,600 shares	5,473,895
*	Vanguard Target Retirement Income	232,413 shares	2,621,620
*	Vanguard Target Retirement 2005 Fund	187,641 shares	2,201,035
*	Vanguard Target Retirement 2020 Fund	70,607 shares	1,560,405
*	Vanguard Target Retirement 2035 Fund	129,401 shares	1,693,860
*	Vanguard Target Retirement 2010 Fund	47,593 shares	1,061,807
*	Vanguard Target Retirement 2030 Fund	74,980 shares	1,625,562
*	Vanguard Target Retirement 2025 Fund	124,357 shares	1,569,381
	Goldman Sachs Mid Cap Value Fund	35,173 shares	1,271,511
*	Vanguard Target Retirement 2045 Fund	80,649 shares	1,088,763
	T. Rowe Price Small-Cap Stock Fund	28,626 shares	985,607
	American Funds AMCAP Fund	35,552 shares	673,003
*	Vanguard Windsor II Fund	24,194 shares	621,060
*	Vanguard Target Retirement 2050 Fund	20,824 shares	445,627
*	Vanguard Target Retirement 2055 Fund	901 shares	20,524

*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%	1,377,775

	Total		$78,006,053

*	Represents a party-in-interest to the Plan as defined by ERISA.

Column (d), cost, has been omitted, as investments are all participant directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) duly caused this annual report to be signed by the undersigned hereunto duly authorized.

SureWest KSOP

/s/ Dan T. Bessey
Dan T. Bessey
Vice President and Chief Financial Officer

Date: June 14, 2011

Exhibit Index

Exhibit No.	Description	Method of Filing
23.1	Consent of Perry Smith LLP, Independent Registered Public Accounting Firm	Filed herewith